1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 22, 2016	By /s/ Zhang Baocai
Name: Zhang Baocai
Title: Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS

PASSED AT THE 2016 FIRST EXTRAORDINARY GENERAL MEETING

The 2016 first extraordinary general meeting of the Company was held at 9:00 a.m. on 19 August 2016. All the resolutions set out in the Notice of EGM dated 4 July 2016 were duly passed.

The first extraordinary general meeting of Yanzhou Coal Mining Company Limited (the “Company”) for the year 2016 (the “EGM”) was convened at the headquarter of the Company at 298 South Fushan Road, Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) at 9:00 a.m. on Friday, 19 August 2016. All the resolutions set out in the notice of the EGM dated 4 July 2016 (the “Notice of EGM”) were duly passed at the EGM. Details of the resolutions were set out in the Notice of EGM and the circular of the Company dated 25 July 2016 (the “Circular”), which were published on the websites of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”)and the Company. Unless otherwise indicated, capitalized terms used in this announcement shall have the same meanings as those defined in the Notice of EGM and the Circular. The convening of the EGM was in compliance with relevant laws, regulations and rules, such as the Company Law of the PRC, and the requirements under the Articles of Association. The procedures and results of voting at the EGM were valid and effective.

I.	CONVENING AND ATTENDANCE OF THE EGM

1.	Time of the convening of the EGM: 19 August 2016

2.	Venue of the convening of the EGM: Headquarter of the Company at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC

3.	Shareholders of the Company (“Shareholders”) holding ordinary shares of the Company (“Shares”) who attended the EGM and number of Shares:

1. Number of Shareholders/proxies attending the EGM	8
Including: number of Shareholders/proxies of A Shares	7
number of Shareholders/proxies of H shares	1
2. Number of Shares carrying voting rights represented	3,011,651,406
Including: number of Shares carrying voting rights held by holders of A Shares	2,600,542,665
number of Shares carrying voting rights held by holders of H Shares	411,108,741
3. Percentage of Shares carrying voting rights held by the holders attending the EGM among the total Shares carrying voting rights (%)	61.3119
Including: percentage of A Shares carrying voting rights held by holders of A Shares among the total number of Shares carrying voting rights of the Company (%)	52.9425
percentage of H Shares carrying voting rights held by holders of H Shares among the total number of Shares carrying voting rights of the Company (%)	8.3694

4.	Compliance of the voting method with the Company Law of the PRC and the requirements under the Articles of Association, chairman of the meeting, etc.

The EGM was convened by the Board and chaired by Mr. Li Xiyong, the chairman of the Board. The voting method of the EGM was onsite voting combined with internet voting. The convening of the EGM was in compliance with the Company Law of the PRC and the requirements under the Articles of Association.

5.	Attendance of the Directors, the supervisors of the Company (“Supervisors”) and the secretary of the Board

1)	The Company has 11 Directors. 7 Directors attended the EGM. Mr. Li Wei, the vice chairman, Mr. Wu Yuxiang, a Director, Mr. Wang Lijie and Mr. Qi Anbang, the independent Directors, did not attend the EGM due to work commitment.

2)	The Company has 6 Supervisors. 4 Supervisors attended the EGM. Mr. Zhang Shengdong, the chairman of supervisory committee and Mr. Meng Qingjian, a Supervisor, did not attend the EGM due to work commitment.

3)	Some senior management of the Company attended the EGM. Mr. Jin Qingbin, the secretary of the Board did not attend the EGM due to work commitment.

II.	RESOLUTIONS CONSIDERED AND PASSED

All the resolutions set out in the Notice of EGM were considered and voted on by way of poll at the EGM.

Resolutions No. 1, No. 3, No. 5 and No. 6 to No. 8 were ordinary resolutions. All ordinary resolutions have been approved by more than 50% of the Shares carrying voting rights held by the Shareholders and proxies who attended the EGM. Resolutions No. 2, No. 4 and No. 9 were special resolutions (among which resolutions No. 2.01 to No. 2.10 under resolution No. 2, each as a separate special resolution, were considered and voted on respectively) and approved by more than two-third of the Shares carrying voting rights held by the Shareholders and proxies who attended the EGM.

There were no Shares entitling the Shareholder to attend and abstain from voting in favor of any resolution pursuant to Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the EGM. No Shareholder was required under the Listing Rules to abstain from voting at the EGM. The number of Shares entitling the holder to attend and vote on the resolutions at the EGM was 4,912,016,000.

Details of the resolutions were set out in the Notice of EGM and the Circular, which were published on the websites of the Hong Kong Stock Exchange and the Company.

1.	Resolutions with non-cumulative voting

1)	Ordinary Resolution: The “proposal in relation to the Company in compliance with the requirements of non-public issuance of shares”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,290,621	13.1586	13,830,120	0.4592	988,000	0.0328
Total	2,996,603,886	99.5004	13,830,120	0.4592	1,217,400	0.0404

2)	Special Resolution: The “proposal in relation to the plan of non-public issuance of shares to specific subscribers by the Company”

2.01	Class and nominal value of shares to be issued

Results: passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,241,085	13.1569	13,870,515	0.4606	997,141	0.0331
Total	2,996,554,350	99.4987	13,870,515	0.4606	1,226,541	0.0407

2.02	Method and time of issuance

Results: passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,215,242	13.1561	13,881,358	0.4609	1,012,141	0.0336
Total	2,996,528,507	99.4979	13,881,358	0.4609	1,241,541	0.0412

2.03	Issue price and pricing principle

Results: passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,229,732	13.1566	13,880,868	0.4609	998,141	0.0331
Total	2,996,542,997	99.4983	13,880,868	0.4609	1,227,541	0.0408

2.04	Number of shares to be issued

Results: passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,240,575	13.1569	13,870,025	0.4605	998,141	0.0331
Total	2,996,553,840	99.4987	13,870,025	0.4605	1,227,541	0.0408

2.05	Use of Proceeds

Results: passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,248,135	13.1572	13,826,145	0.4591	1,034,461	0.0343
Total	2,996,561,400	99.4989	13,826,145	0.4591	1,263,861	0.0420

2.06	Lock-up period of shares to be issued

Results: passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,246,135	13.1571	13,864,465	0.4603	998,141	0.0331
Total	2,996,559,400	99.4989	13,864,465	0.4603	1,227,541	0.0408

2.07	Arrangement relating to the accumulated undistributed profits

Results: passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,246,135	13.1571	13,864,465	0.4603	998,141	0.0331
Total	2,996,559,400	99.4989	13,864,465	0.4603	1,227,541	0.0408

2.08	Validity of resolution regarding the Additional A Shares Issue

Results: passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,246,635	13.1571	13,863,965	0.4603	998,141	0.0331
Total	2,996,559,900	99.4989	13,863,965	0.4603	1,227,541	0.0408

2.09	Place of listing

Results: passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,235,792	13.1568	13,874,808	0.4607	998,141	0.0331
Total	2,996,549,057	99.4985	13,874,808	0.4607	1,227,541	0.0408

2.10	Method of subscription

Results: passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,239,585	13.1569	13,871,015	0.4605	998,141	0.0331
Total	2,996,552,850	99.4987	13,871,015	0.4605	1,227,541	0.0408

3)	Ordinary Resolution: The “proposal in relation to the feasibility analysis report of utilizing the proceeds raised from the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,225,823	13.1564	13,861,338	0.4603	1,021,580	0.0339
Total	2,996,539,088	99.4982	13,861,338	0.4603	1,250,980	0.0415

4)	Special Resolution: The “proposal in relation to the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,210,755	13.1559	13,874,395	0.4607	1,023,591	0.0340
Total	2,996,524,020	99.4977	13,874,395	0.4607	1,252,991	0.0416

5)	Ordinary Resolution: The “proposal in relation to the authorization to the Board by the Shareholders to deal with matters in relation to the non-public issuance of A Shares at its full discretion”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,234,116	13.1567	13,853,045	0.4600	1,021,580	0.0339
Total	2,996,547,381	99.4985	13,853,045	0.4600	1,250,980	0.0415

6)	Ordinary Resolution: The “proposal in relation to the dilution of immediate return and remedial measures upon the non-public issuance of A Shares by the Company”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,237,666	13.1568	13,850,495	0.4599	1,020,580	0.0339
Total	2,996,550,931	99.4986	13,850,495	0.4599	1,249,980	0.0415

7)	Ordinary Resolution: The “proposal in relation to certain commitments by the controlling Shareholders, Directors and senior management of the Company on the recovery of immediate return”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,236,383	13.1568	13,851,778	0.4599	1,020,580	0.0339
Total	2,996,549,648	99.4986	13,851,778	0.4599	1,249,980	0.0415

8)	Ordinary Resolution: The “proposal in relation to the plan for return to the Shareholders for the forthcoming three years (2016-2018) of the Company”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,536,076	13.1667	13,552,085	0.4500	1,020,580	0.0339
Total	2,996,849,341	99.5085	13,552,085	0.4500	1,249,980	0.0415

9)	Special Resolution: The “proposal in relation to the amendments to the Articles of Association”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
A Share	2,600,313,265	86.3418	0	0.0000	229,400	0.0076
H Share	396,528,065	13.1665	13,557,585	0.4502	1,023,091	0.0340
Total	2,996,841,330	99.5082	13,557,585	0.4502	1,252,491	0.0416

2.	Voting results by Shareholders holding less than 5% on material matters

No.	Resolution	For		Against		Abstain
		Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
1	Proposal in relation to the Company in compliance with the requirements of non-public issuance of shares	313,265	57.7271	0	0.0000	229,400	42.2729
2	Proposal in relation to the plan of non-public issuance of shares to specific subscribers by the Company
2.01	Class and nominal value of shares to be issued	313,265	57.7271	0	0.0000	229,400	42.2729
2.02	Method and time of issuance	313,265	57.7271	0	0.0000	229,400	42.2729
2.03	Issue price and pricing principle	313,265	57.7271	0	0.0000	229,400	42.2729
2.04	Number of shares to be issued	313,265	57.7271	0	0.0000	229,400	42.2729
2.05	Use of Proceeds	313,265	57.7271	0	0.0000	229,400	42.2729
2.06	Lock-up period	313,265	57.7271	0	0.0000	229,400	42.2729
2.07	Arrangement relating to the accumulated undistributed profits	313,265	57.7271	0	0.0000	229,400	42.2729
2.08	Validity of resolution	313,265	57.7271	0	0.0000	229,400	42.2729
2.09	Place of listing	313,265	57.7271	0	0.0000	229,400	42.2729
2.10	Method of subscription	313,265	57.7271	0	0.0000	229,400	42.2729
3	proposal in relation to the feasibility analysis report of utilizing the proceeds raised from the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited	313,265	57.7271	0	0.0000	229,400	42.2729
4	Proposal in relation to the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited	313,265	57.7271	0	0.0000	229,400	42.2729
5	Proposal in relation to the authorization to the Board by the Shareholders to deal with matters in relation to the non-public issuance of A Shares at its full discretion	313,265	57.7271	0	0.0000	229,400	42.2729
6	Proposal in relation to the dilution of immediate return and remedial measures upon the non-public issuance of A Shares by the Company	313,265	57.7271	0	0.0000	229,400	42.2729
7	Proposal in relation to certain commitments by the controlling Shareholders, Directors and senior management of the Company on the recovery of immediate return	313,265	57.7271	0	0.0000	229,400	42.2729
8	Proposal in relation to the plan for return to the Shareholders for the forthcoming three years (2016-2018) of the Company	313,265	57.7271	0	0.0000	229,400	42.2729
9	Proposal in relation to the amendments to the Articles of Association	313,265	57.7271	0	0.0000	229,400	42.2729

III.	PRESENCE OF LAWYER

1.	Law firm which witnessed the EGM: Beijing office of King & Wood Mallesons

Lawyers : Jie Han, Zhao Gao

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed the Beijing office of King & Wood Mallesons as the scrutineer inspecting the vote-taking at the EGM.

2.	Legal opinion of the witnessing lawyers

The convening of the EGM was in compliance with the relevant laws, regulations and rules, such as the Company Law of the PRC, the Securities Law of the PRC and the Rules for Shareholders Meetings and the requirements under the Articles of Association. The eligibilities of the attendees and the convener of the EGM were valid and effective. The procedures and results of voting at the EGM were valid and effective.

IV.	DOCUMENTS FOR INSPECTION

1.	Resolutions of the EGM, signed and confirmed (and stamped with the chop of the Board) by the Directors and meeting recorder(s) attending the meeting;

2.	Legal opinions in respect of the EGM issued by the witnessing lawyers, signed by the director lawyer of such law firm and stamped with company chop; and

3.	Other documents as required by the Hong Kong Stock Exchange.

It should be noted that in addition to the approvals by the Shareholders at the EGM and the Class Meetings, the Additional A Shares Issue is also subject to approval by CSRC and relevant PRC authorities. There is no assurance that the Additional A Shares Issue will proceed. Investors are advised to exercise caution in dealing in H Shares. Further details of the Additional A Shares Issue will be disclosed by the Company according to the progress of the Additional A Shares Issue.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

19 August 2016

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC